PGIM Investments LLC
655 Broad Street – 17th Floor
Newark, New Jersey 07102

December 19, 2023

The Board of Directors

655 Broad Street—17th Floor

PGIM Private Real Estate Fund, Inc.

Newark, New Jersey 07102

Re: PGIM Private Real Estate Fund, Inc. (the “Fund”)
To the Board of Directors:

PGIM Investments LLC (“PGIM Investments”), the Fund’s investment adviser, has contractually agreed to waive its base management fee and incentive fee (collectively, the “Management Fee”), both as described in the Fund’s prospectus, in their entirety through June 30, 2025 (the “Waiver Period”).

Following the Waiver Period, PGIM Investment’s agreement to temporarily waive its Management Fee will terminate.

During the Wavier Period, this waiver will remain in effect unless earlier terminated by agreement of the Board of Directors of the Fund.

Very truly yours,

PGIM INVESTMENTS LLC

By: /s/ Scott Benjamin

Name: Scott E. Benjamin

Title: Executive Vice President